DD 8/30/13

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MAY 30 2013
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-35606

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/12 (MM/DD/YY) AND ENDING 03/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Charles W. Pace Securities Group, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4650 Cole Avenue #331
(No. and Street)

Dallas	TX	75205
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CF & Co., L.L.P.
(Name – if individual, state last, first, middle name)

8750 N. Central Expressway, Suite 300	Dallas	TX	75231
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DD 6/5/13

OATH OR AFFIRMATION

I, Charles W. Pace, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Charles W. Pace Securities Group, Inc., as of March 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Charles W. Pace
Signature

President
Title

Francine Willard
Notary Public

FRANCINE WILLARD
NOTARY PUBLIC
STATE OF TEXAS
EXPIRES 10-16-2016

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent auditor's report on internal control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Charles Pace Securities Group, Inc.

March 31, 2013

Report Pursuant to Rule 17a-5(d)

ACCOUNTANTS
CONSULTANTS

CHARLES W. PACE SECURITIES GROUP, INC.

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED MARCH 31, 2013

CHARLES W. PACE SECURITIES GROUP, INC.

CONTENTS

INDEPENDENT AUDITOR'S REPORT

To the Stockholder
Charles Pace Securities Group, Inc.

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Charles Pace Securities Group, Inc. as of March 31, 2013, and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a reasonable basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Charles Pace Securities Group, Inc. as of March 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I and II has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I and II is fairly stated in all material respects in relation to the financial statements as a whole.

CF & Co., L.L.P.

CF & Co., L.L.P.

Dallas, Texas
May 29, 2013

CHARLES W. PACE SECURITIES GROUP, INC.
Statement of Financial Condition
March 31, 2013

ASSETS

Cash	$ 677
Receivable from clearing organization	6,000
	$ 6,677

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	
Accounts payable and accrued liabilities	$ 5,809
	5,809
Stockholder's equity	
Common stock, 10,000 shares authorized with $.10 par value, 1,000 shares issued and outstanding	100
Additional paid-in capital	8,900
Retained earnings (deficit)	(8,132)
	868
Total Liabilities and Stockholder's Equity	$ 6,677

The accompanying notes are an integral part of these financial statements.

CHARLES W. PACE SECURITIES GROUP, INC.
Statement of Income
For the Year Ended March 31, 2013

Revenues	
Commissions	$ 54,720
Interest income	850
Other income	743
	56,313
Expenses	
Commissions and clearance paid to other brokers	7,454
Occupancy and equipment cost	44,590
Other expenses	9,744
	61,788
Loss before income taxes	(5,475)
Provision for income taxes	-0-
Net Loss	$ (5,475)

The accompanying notes are an integral part of these financial statements.

CHARLES W. PACE SECURITIES GROUP, INC.
Statement of Changes in Stockholders' Equity
For the Year Ended March 31, 2013

	Common Stock	Additional Paid-in Capital	Retained Earnings (Deficit)	Total
Balances at March 31, 2012	$ 100	$ 8,900	$ (2,657)	$ 6,343
Net loss			(5,475)	(5,475)
Balances at March 31, 2013	$ 100	$ 8,900	$ (8,132)	$ 868

The accompanying notes are an integral part of these financial statements.

CHARLES W. PACE SECURITIES GROUP, INC.
Statement of Changes in Liabilities Subordinated
to Claims of General Creditors
For the Year Ended March 31, 2013

Balance, at March 31, 2012	$ -0-
Increases	-0-
Decreases	-0-
Balance, at March 31, 2013	$ -0-

The accompanying notes are an integral part of these financial statements.

CHARLES W. PACE SECURITIES GROUP, INC.
Statement of Cash Flows
For the Year Ended March 31, 2013

Cash flows from operating activities	
Net loss	$ (5,475)
Adjustments to reconcile net loss to net cash provided (used) by operating activities:	
Changes in assets and liabilities:	
Increase in accounts payable and accrued liabilities	5,809
Net cash provided (used) by operating activities	334
Cash flows from investing activities	
Net cash provided (used) by investing activities	-0-
Cash flows from financing activities	
Net cash provided (used) by financing activities	-0-
Net increase in cash	334
Cash at beginning of year	343
Cash at end of year	$ 677

Supplemental schedule of cash flow information

Cash paid during the year for:	
Interest	$ -0-
Income taxes	$ -0-

The accompanying notes are an integral part of these financial statements.

CHARLES W. PACE SECURITIES GROUP, INC.
Notes to Financial Statements
March 31, 2013

Note 1 - Summary of Significant Accounting Policies

Charles W. Pace Securities Group, Inc. (the "Company") is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") under Rule 15c3-3(k)(2)(ii) which provides that all the funds and securities belonging to the Company's customers would be handled by a correspondent broker-dealer. Substantially all of the Company's business is conducted with customers located in Texas.

Security transactions (and related commissions revenue and expense) are recorded on a settlement date basis. If materially different, commission income and related expenses are recorded on a trade date basis.

Receivables from broker-dealers and clearing organizations are generally collected in full in the month following their accrual. As such, management has not recorded an allowance for doubtful accounts on these receivables. Management records an allowance for bad debts based on a collectability review of specific accounts. Any receivables deemed uncollectible are written off against the allowance.

Advertising costs are expensed as incurred.

Compensated absences have not been accrued because the amount cannot be reasonably estimated.

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due. The provision for federal income taxes differs from the expected amount using statutory rates because certain expenses included in the determination of net income are non-deductible for tax reporting purposes.

Income tax returns are generally subject to examination by the respective federal and state authorities on various statues of limitations generally three to five years from the date of filing.

Management evaluates income tax positions based on a predetermined threshold of whether the positions taken will be sustained on examination. Uncertain tax positions are reduced by a liability for a contingent loss that is recorded either when the threshold is no longer met or when it becomes probable that a payment will be made to the taxing authority.

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At March 31, 2013, the Company had net capital of approximately $868 and net capital requirements of $5,000. See Subsequent Events footnote.

Note 3 - Possession or Control Requirements

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(ii) by promptly transmitting all customer funds and securities to the clearing broker who carries the customer accounts.

Note 4 - Related Party Transactions

Charles W. Pace provides office space and all necessary office overhead to the Company. During the year ended March 31, 2013 the Company paid $44,590 in office rent and office overhead to Charles W. Pace.

Note 5 - Income Tax

The tax benefit from the net operating loss carryforward of $29,861 has not been reported in these financial statements because the Company believes there is at least a 50% chance that the carryforward will expire unused. Accordingly, the tax benefit has been offset by a valuation allowance of the same amount. The following reflects the changes in the tax benefit:

	Deferred Tax Asset March 31, 2012	Deferred Current Period Changes	Tax Asset March 31, 2013
Federal	$ 3,657	$ 823	$ 4,480
Valuation allowance	(3,657)	(823)	(4,480)
Amount per balance sheet	$ -0-	$ -0-	$ -0-

This operating loss carryforward will expire as follows:

Year Ended March 31,	
2014	$ 2,253
2017	367
2018	120
2024	280
2027	19,793
2028	220
2029	1,007
2030	171
2031	176
2032	5,474
	$ 29,861

Note 6 - Commitments and Contingencies

Included in the Company's clearing agreement with its clearing broker-dealer, is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. At March 31, 2013, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

Note 7 - Subsequent Events

On May 22, 2013, the sole shareholder contributed additional capital of $5,809 by paying off the Company's accounts payable and accrued liabilities. This amount was in excess of the amount needed to meet the Company's minimum capital requirement.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

As of March 31, 2013

Schedule I

CHARLES W. PACE SECURITIES GROUP, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of March 31, 2013

COMPUTATION OF NET CAPITAL

Total stockholders' equity qualified for net capital	$ 868
Add:	
Other deductions or allowable credits	-0-
Total capital and allowable subordinated liabilities	868
Deductions and/or charges	
Non-allowable assets	-0-
Net capital before haircuts on securities positions	868
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(f))	-0-
Net capital	$ 868

AGGREGATE INDEBTEDNESS

Items included in the statement of financial condition	
Accounts payable and accrued liabilities	$ 5,809
Total aggregate indebtedness	$ 5,809

Schedule I (continued)

CHARLES W. PACE SECURITIES GROUP, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of March 31, 2013

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$	387
Minimum dollar net capital requirement of reporting broker or dealer	$	5,000
Net capital requirement (greater of above two minimum requirement amounts)	$	5,000
Net capital below the required minimum	$	(4,132)

RECONCILIATION WITH COMPANY'S COMPUTATION

The difference in the computation of net capital under Rule 15c3-1 from the Company's computation is as follows:

Net capital per Company's unaudited FOCUS IIA	$	6,677
Decrease due to increase in accounts payable and accrued liabilities		(5,809)
Net capital per audited report	$	868

Schedule II

CHARLES W. PACE SECURITIES GROUP, INC.
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of March 31, 2013

EXEMPTIVE PROVISIONS

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(ii), in which all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Company's clearing firm: Southwest Securities, Inc.

Independent Auditor's Report

On Internal Control

Required By SEC Rule 17a-5

Year Ended March 31, 2013

CF ACCOUNTANTS CONSULTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Stockholder of
Charles Pace Securities Group, Inc.

In planning and performing our audit of the financial statements of Charles Pace Securities Group, Inc. (the "Company"), as of and for the year ended March 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

8750 N. Central Expressway
Suite 300
Dallas, TX 75231-6464

972.387.4300
800.834.8586
972.960.2810 fax

Member: CPAmerica International, in alliance with Crowe Horwath International
The International Accounting Group
World Services Group

A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be material weaknesses and therefore, there can be no assurance that all material weaknesses have been identified. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above. However, we identified a deficiency in internal control that we consider to be significant deficiency and communicated it in writing to management and those charged with governance on May 29, 2013.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at March 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

CF & Co., L.L.P.

Dallas, Texas
May 29, 2013